UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated October 31, 2018 titled "Seanergy Maritime Holdings Corp. Announces Capesize Vessel Refinancing, Private Placement of Shares and Time Charter with Cargill International S.A."

This report on Form 6-K and the exhibits hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-226796, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2018	SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Announces Capesize Vessel Refinancing, Private Placement of Shares and Time Charter with Cargill International S.A.

November 14, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has successfully concluded the refinancing of the 2011-built Capesize M/V Championship (the "Vessel") through a leasing agreement with Cargill International SA ("Cargill" or the "Charterer"). The refinancing has released approximately $7.8 million of liquidity for the Company.
Pursuant to the agreement, the Company has chartered back the Vessel on a bareboat basis and subsequently entered it into a five-year time charter with Cargill at a rate which is linked to the 5-routes Time Charter average of the Baltic Exchange Capesize Index (BCI). The Charterer will also cover 100% of the equipment and installation cost for retrofitting the Vessel with an exhaust gas cleaning system (a "scrubber").
Lastly, as part of the transaction, the Company has issued 1,800,000 common shares to Cargill.
This transaction is part of the Company's scrubber installation and time-charter program announced on October 31, 2018.
Stamatis Tsantanis, the Company's Chairman  & Chief Executive Officer, stated:
"I am very pleased to announce another landmark transaction for our Company, and at the same time we are delighted to welcome Cargill to our shareholding structure, marking the commencement of a strategic partnership. Cargill has been historically one of the major charterers of our Capesize fleet.
"The vessel refinancing allows us to enhance our liquidity position while drastically reducing the underlying interest cost. Furthermore, the capital investment for the scrubber installation, which will be assumed by the Charterer, is increasing the market value of the Vessel and reflects positively on our NAV.
"Upcoming regulations, such as the global sulphur Cap, require thorough preparation and collaboration between shipowners and charterers. This agreement ensures the Company is compliant with upcoming legislation and adequately positioned to benefit from the potential fuel spread upside that may arise in the global bunker market."
Refinancing of M/V Championship
The implied financing amount of the Championship is $23.5 million, including $1.6 million in restricted cash, releasing approximately $7.8 million of gross liquidity. The implied interest cost of the transaction is equivalent to approximately 4.65% all-in, fixed for five years.  Based on the expected weighted average life of the transaction, the equivalent margin at current swap rates would be LIBOR + 1.50%, compared to LIBOR + 4.65% under the previous financing arrangements. The leasing agreement does not include any financial covenants or value maintenance provisions.
Moreover, the Company has continuous options to buy back the vessel during the whole five-year leasing period, at the end of which it has a purchase obligation at $13.5 million.
Time Charter Agreement
Under the terms of the time-charter party, the Vessel will earn an index-linked rate based on the 5-routes Time Charter average of the Baltic Exchange Capesize Index (BCI). At any time during the charter, the Company will have the option of receiving a fixed daily charter hire for a certain period, based on the prevailing market level of the forward freight agreement of the BCI. The firm term of the time-charter matches the firm term of the leasing transaction that is a period of 60 months, with an additional period of 18 months at charterer's option.

Scrubber Financing and Profit Sharing Agreement
As part of the time-charter, the charterer will also cover 100% of the equipment and installation cost for retrofitting the Vessel with a scrubber. On top of the daily hire, the Company will receive an additional compensation based on the spread between the price of High-Sulphur Fuel Oil and the price of Marine Gas Oil or other IMO-compliant and ISO certified Low-Sulphur Fuel Oil throughout the term of the time charter.
Scrubber technology is an efficient method of removing both sulphur and particulates from air emissions thereby protecting human health and reducing acid rain. Research studies from government organizations and independent companies conclude that scrubbers are safe and compliant with international regulations concerning ocean acidity and biodiversity.

About Seanergy Maritime Holdings Corp.
Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of ten dry bulk carriers, consisting of nine Capesizes and one Supramax, with a combined cargo-carrying capacity of approximately 1,625,763 dwt and an average fleet age of about 9.6 years.
Upon the completion of the sale of the Supramax and the purchase of the new Capesize, as previously announced, the Company's operating fleet will consist of 10 Capesize vessels with an average age of 9.6 years and aggregate cargo carrying capacity of 1,748,638 dwt.
The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com